Exhibit 99.4

NERVGEN PHARMA CORP.

FORM OF WARRANT TO PURCHASE COMMON SHARES

Number of Shares: [●] (subject to adjustment)

Warrant No. 2026-W[●]	Original Issue Date: May [●], 2026

NervGen Pharma Corp., a company incorporated and existing under the laws of the Province of British Columbia, Canada (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [●] or its registered assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to a total of [●] common shares, no par value per share (the “Common Shares”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) or Pre- Funded Warrants (as defined below), as applicable, at an exercise price per share equal to US$[●] per share (the “Exercise Price”) upon surrender of this Warrant to Purchase Common Shares (including any Warrants to purchase Common Shares issued in exchange, transfer or replacement hereof, the “Warrant”) at any time and from time to time on or after the date hereof (the “Original Issue Date”) until 5:00 p.m. (New York City time) on May [●], 20[●] (the “Termination Date”), subject to the following terms and conditions:

1.	Definitions. For purposes of this Warrant, the following terms shall have the following meanings:

(a)	“Affiliate” means any Person directly or indirectly controlled by, controlling or under common control with, a Holder, as such terms are used in and construed under Rule 405 under the Securities Act, but only for so long as such control shall continue.

(b)	“Commission” means the United States Securities and Exchange Commission.

(c)	“Closing Sale Price” means, for any security as of any date, the last trade price for such security on the Principal Trading Market for such security, as reported by Bloomberg L.P., or, if such Principal Trading Market begins to operate on an extended hours basis and does not designate the last trade price, then the last trade price of such security prior to 4:00 P.M., New York City time, as reported by Bloomberg L.P., or if the security is not listed for trading on a national securities exchange or other trading market on the relevant date, the last quoted bid price for the security in the over-the- counter market on the relevant date as reported by OTC Markets Group Inc. (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined in good faith by the Company and the Holder. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

(d)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(e)	“Pre-Funded Warrants” means pre-funded warrants issued by the Company to purchase common shares.

(f)	“Principal Trading Market” means the national securities exchange or other trading market on which the Common Shares are primarily listed on and quoted for trading, which, as of the Original Issue Date, shall be the Nasdaq Capital Market.

(g)	“Securities Act” means the Securities Act of 1933, as amended.

(h)	“Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Shares as in effect on the date of delivery of the Exercise Notice.

(i)	“Trading Day” means any weekday on which the Principal Trading Market is open for trading. If the Common Shares are not listed or admitted for trading, “Trading Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in New York City are authorized or required by law or other governmental action to close.

(j)	“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

(k)	“Transfer Agent” means Computershare Investor Services Inc., the Company’s transfer agent and registrar for the Common Shares, and any successor appointed in such capacity.

(l)	“VWAP” means for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)), (b) if the Common Shares are then listed or quoted for trading on OTCQB or OTCQX, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Shares are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Shares so reported, or (d) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

2.	Warrant Register. The Company shall register ownership of this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder (which shall include the initial Holder or, as the case may be, any assignee to which this Warrant is assigned hereunder) from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

3.	Registration of Transfers. Subject to compliance with all applicable securities laws, the Company shall, or will cause its Transfer Agent to, register the transfer of all or any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, and payment for all applicable transfer taxes (if any). Upon any such registration or transfer, a new warrant to purchase Common Shares in substantially the form of this Warrant (any such new warrant, a “New Warrant”) evidencing the portion of this Warrant so transferred shall be issued to the transferee, and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations in respect of the New Warrant that the Holder has in respect of this Warrant. The Company shall, or will cause its Transfer Agent to, prepare, issue and deliver at the Company’s own expense any New Warrant under this Section 3. Until due presentment for registration of transfer, the Company may treat the registered Holder hereof as the owner and holder for all purposes, and the Company shall not be affected by any notice to the contrary.

4.	Exercise and Duration of Warrants.

(a)	All or any part of this Warrant shall be exercisable by the registered Holder in the manner set forth in Section 4(b) at any time and from time to time on or after the Original Issue Date and on or before the Termination Date subject to the limitations set forth in Section 10.

(b)	The Holder may exercise this Warrant by delivering to the Company an exercise notice, in the form attached as Schedule 1 hereto (the “Exercise Notice”), completed and duly signed. Within the earlier of (i) one (1) Trading Day and (2) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the date of delivery of the Exercise Notice, the Holder shall deliver the aggregate Exercise Price for the Warrant Shares (or Pre-Funded Warrants) specified in the applicable Exercise Notice by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 9 below is specified in the applicable Exercise Notice for the number of Warrant Shares (or Pre-Funded Warrants) as to which this Warrant is being exercised. The date on which such Exercise Notice is delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date,” provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Exercise Notice. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder, nor shall the Holder be required to provide any medallion guarantee (or other type of guarantee or notarization). Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares, if any. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

5.	Delivery of Warrant Shares.

(a)	The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company (“DTC”) through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company or its transfer agent is then a participant in such system and either (i) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (ii) the Warrant Shares are issued under the limited circumstances provided for in Section 9 and otherwise by issuing such Warrant Shares in the name of the Holder or its designee in restricted book-entry form in the Company’s share register, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise by the date that is the earlier of (i) one (1) Trading Day after the delivery to the Company of the Exercise Notice and delivery of the aggregate Exercise Price (if applicable) to the Company and (ii) the Standard Settlement Period, in each case after the delivery to the Company of the Exercise Notice (such date, the “Warrant Share Delivery Date”). The Holder, or any natural person or legal entity (each, a “Person”) so designated by the Holder to receive Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares (or Pre-Funded Warrants) as of the Exercise Date, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of restricted book- entry evidencing such Warrant Shares, as the case may be. If the Company fails for any reason to deliver to the Holder the Warrant Shares subject to an Exercise Notice within the timing required by this Section 5(a), provided that payment of the aggregate Exercise Price (other than in the instance of a cashless exercise) is received by the Company by such date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Common Shares on the date of the applicable Exercise Notice), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after the date on which such Warrant Shares became due hereunder) for each Trading Day after such date on which the Warrant Shares became due hereunder until such Warrant Shares are delivered or Holder rescinds such exercise. Notwithstanding anything herein to the contrary, the Company shall not be responsible for the payment of liquidated damages resulting from the failure to issue or deliver Warrant Shares if such failure is caused by any action or inaction of the Holder. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable.

(b)	If by the Warrant Share Delivery Date, the Company fails (other than a failure caused by incorrect or incomplete information provided by the Holder to the Company) to cause the Transfer Agent to deliver to the Holder the required number of Warrant Shares in the manner required pursuant to Section 5(a), and if after such Warrant Share Delivery Date and prior to the receipt of such Warrant Shares, the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall, within two (2) Trading Days after the Holder’s request promptly honor its obligation to deliver to the Holder such Warrant Shares and pay cash to the Holder in an amount equal to the excess (if any) of Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased in the Buy-In less the product of (i) the number of Common Shares purchased in the Buy-In, times (ii) the Closing Sale Price of a Common Share on the Exercise Date. The Holder shall provide the Company written notice promptly after the occurrence of a Buy-In, indicating the amounts payable to the Holder in respect of the Buy-In together with applicable confirmations and other evidence reasonably requested by the Company.

(c)	To the extent permitted by law and subject to Section 5(b), the Company’s obligations to issue and deliver Warrant Shares in accordance with and subject to the terms hereof (including the limitations set forth in Section 10 below) are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance that might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Subject to Section 5(b), nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Common Shares upon exercise of the Warrant as required pursuant to the terms hereof; provided, however, that the Holder shall not be entitled to both (i) require the Company to reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not timely honored and (ii) receive the number of Warrant Shares that would have been issued if the Company had timely complied with its delivery requirements under Section 5(a).

6.	Charges, Taxes and Expenses. Issuance and delivery of Common Shares (or Pre-Funded Warrants) upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, transfer agent fee or other incidental tax or expense (excluding any applicable stamp duties) in respect of the issuance of such Common Shares (or Pre-Funded Warrants), all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of any Warrant Shares or the Warrants in a name other than that of the Holder or an Affiliate thereof. Unless otherwise required by law, the Company shall treat any such issuance and delivery upon exercise of this Warrant as the exercise of a warrant, a disregarded transaction or as a tax- free reorganization within the meaning of Section 368(a)(1)(E) of the U.S. Internal Revenue Code of 1986, as amended for U.S. federal income tax purposes as determined by the Company. The Holder shall be responsible for its own tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

7.	Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction (in such case) and, in each case, a customary and reasonable indemnity, if requested by the Company. If a New Warrant is requested as a result of a mutilation of this Warrant, then the Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company’s obligation to issue the New Warrant.

8.	Certain Adjustments. The number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 8.

(a)	Share Dividends and Splits. If the Company, at any time while this Warrant is issued and outstanding, (i) pays a share dividend on its Common Shares or otherwise makes a distribution on any class of capital shares issued and outstanding and in accordance with the terms of such shares that is payable in Common Shares, (ii) subdivides its issued and outstanding Common Shares into a larger number of Common Shares, (iii) combines its issued and outstanding Common Shares into a smaller number of Common Shares or (iv) issues by reclassification of capital shares any additional Common Shares of the Company, then in each such case the Exercise Price shall be multiplied by a fraction, the numerator of which shall be the number of Common Shares issued and outstanding (excluding treasury shares, if any) immediately before such event and the denominator of which shall be the number of Common Shares issued and outstanding immediately after such event, and the number of Warrant Shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, provided, however, that if such record date shall have been fixed and such dividend is not fully paid on the date fixed therefor, the number of Warrant Shares issuable upon exercise of this Warrant shall be recomputed accordingly as of the close of business on such record date and thereafter the number of Warrant Shares issuable upon exercise of this Warrant shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends. Any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b)	Pro Rata Distributions. If the Company, at any time while this Warrant is issued and outstanding, distributes to all holders of Common Shares for no consideration (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Shares covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security (including Common Shares), or (iv) cash or any other asset (in each case, a “Distribution”), other than a reclassification as to which Section 8(c) applies, then in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the ownership limitation set forth in Section 10(a) hereof) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the ownership limitation set forth in Section 10(a) hereof, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Common Shares as a result of such Distribution to such extent)) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until the earlier of (i) such time, if ever, as the delivery to such Holder of such portion would not result in the Holder exceeding the ownership limitation set forth in Section 10(a) hereof and (ii) such time as the Holder has exercised this Warrant.

(iv)       Fundamental Transactions. If, at any time while this Warrant is issued and outstanding (i) the Company, directly or indirectly, in one or more related transactions effects any amalgamation, merger or consolidation of the Company with or into another Person, in which the Company is not the surviving entity and in which the shareholders of the Company immediately prior to such amalgamation, merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such amalgamation, merger or consolidation, (ii) the Company effects any sale to another Person of all or substantially all of its assets in one transaction or a series of related transactions, (iii) pursuant to any tender offer or exchange offer (whether by the Company or another Person), holders of share capital tender shares representing 50% or more of the voting power of the capital shares of the Company and the Company or such other Person, as applicable, accepts such tender for payment, (iv) the Company consummates a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires 50% or more of the voting power of the capital shares of the Company (except for any such transaction in which the shareholders of the Company immediately prior to such transaction maintain, in substantially the same proportions, the voting power of such Person immediately after the transaction) or (v) the Company effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of Common Shares covered by Section 8(a) above) (in any such case, a “Fundamental Transaction”), then following such Fundamental Transaction the Holder shall have the right to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (including any Distribution then held in abeyance pursuant to Section 8(b) above) without regard to any limitations on exercise contained herein (“Alternate Consideration”). Notwithstanding anything to the contrary, in the event of a Fundamental Transaction (other than (x) any share split or reverse share split, (y) any transaction effected solely for the purpose of changing the jurisdiction of incorporation of the Company, or any holding company reorganization or parent- subsidiary merger not requiring shareholder approval pursuant to Sections 273 or 274 of the Business Corporations Act (British Columbia) (or any successor provision thereof), the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction; provided, however, that if the Fundamental Transaction is not within the Company's control, including not approved by the Company’s Board of Directors, Holder shall only be entitled to receive from the Company or any Successor Entity the same type or form of consideration (and in the same proportion) at the Black Scholes Value of the unexercised portion of this Warrant, that is being offered and paid to the holders of Common Shares of the Company in connection with the Fundamental Transaction, whether that consideration be in the form of cash, shares or any combination thereof, or whether the holders of Common Shares are given the choice to receive from among alternative forms of consideration in connection with the Fundamental Transaction; provided, further, that if holders of Common Shares of the Company are not offered or paid any consideration in such Fundamental Transaction, such holders of Common Shares will be deemed to have received common shares of the Successor Entity (which Successor Entity may be the Company following such Fundamental Transaction) in such Fundamental Transaction. “Black Scholes Value” means the value of this Warrant based on the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, L.P. (“Bloomberg”) determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365- day annualization factor) as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the greater of (x) the last VWAP immediately prior to the public announcement of such Fundamental Transaction and (y) the last VWAP immediately prior to the consummation of such Fundamental Transaction and (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, and (E) a zero cost of borrow. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds within five (5) Trading Days of the Holder’s election (or, if later, on the effective date of the Fundamental Transaction). The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 8(c) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder.

Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein.

(c)	Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 8(a) above, if at any time the Company grants, issues or sells any Common Shares (or securities convertible into or exercisable for Common Shares) or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the ownership limitation set out in Section 10(a)) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the ownership limitation set out in Section 10(a), then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Common Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the ownership limitation set out in Section 10(a).

(d)	Calculations. All calculations under this Section 8 shall be made to the nearest one-millionth of one cent or the nearest share, as applicable.

(e)	Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 8, the Company at its expense will, at the written request of the Holder, promptly compute such adjustment, in good faith, in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Transfer Agent.

(f)	Notice of Corporate Events. If, while this Warrant is issued and outstanding, the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Shares, including, without limitation, any granting of rights or warrants to subscribe for or purchase any shares of the Company or any of its subsidiaries, (ii) authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then, except if such notice and the contents thereof shall be deemed to constitute material non-public information, the Company shall use commercially reasonable efforts to deliver to the Holder prompt notice of such transaction following the public announcement of the applicable record or effective date on which a Person would need to hold Common Shares in order to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice. In addition, if while this Warrant is issued and outstanding, the Company authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Fundamental Transaction contemplated by Section 8(c), other than a Fundamental Transaction under clause (iii) of Section 8(c), then, except if such notice and the contents thereof shall be deemed to constitute material non-public information, the Company shall use commercially reasonable efforts to deliver to the Holder a notice of such Fundamental Transaction at least five (5) calendar days prior to the date such Fundamental Transaction is consummated. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of its direct or indirect subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report of Foreign Private Issuer on Form 6-K.

9.	Payment of Cashless Exercise Price in Limited Circumstances. This Warrant may only be exercised for cash, provided, however, if at the time of exercise hereof there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance or resale of the Warrant Shares to or by the Holder because the Company is not current in its filings required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise.” Upon the cashless exercise of this Warrant pursuant to Section 4(b) or Section 8(c) hereof, the Company shall issue to the Holder the number of Warrant Shares in an exchange of securities effected pursuant to Section 3(a)(9) of the Securities Act, which Warrant Shares shall take on the registered characteristics of the Warrants being exercised, as determined as follows:

X = Y [(A-B)/A]

where:

“X” equals the number of Warrant Shares to be issued to the Holder;

“Y” equals the total number of Warrant Shares with respect to which this Warrant is then being exercised;

“A” equals , as applicable: (i) the VWAP as of the Trading Day on the date immediately preceding the Exercise Date if such Exercise Notice is (1) both executed and delivered pursuant to Section 4(b) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 4(b) hereof on a day that is a Trading Day prior to opening of “regular trading hours” (as defined in Rule 600(b) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (x) the VWAP on the Trading Day immediately preceding the date of the applicable Exercise Notice or (y) the bid price of the Common Stock on the principal Trading Market as reported by Bloomberg L.P. (“Bloomberg”) as of the time of the Holder’s execution of the applicable Exercise Notice if such Exercise Notice is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 4(b) hereof or (iii) the VWAP on the date of the applicable Exercise Notice if the date of such Exercise Notice is a Trading Day and such Exercise Notice is both executed and delivered pursuant to Section 4(b) hereof after the close of “regular trading hours” on such Trading Day; and

“B” equals the Exercise Price per Warrant Share.

10.	Limitations on Exercise.

(a)	Notwithstanding anything to the contrary contained herein, the Company shall not effect any exercise of this Warrant, and the Holder shall not be entitled to exercise this Warrant for a number of Warrant Shares in excess of that number of Warrant Shares which, immediately after giving effect to such exercise, would cause (i) the aggregate number of Common Shares beneficially owned by the Holder, its Affiliates and any other Persons whose beneficial ownership of Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act (such as any other members of a Section 13(d) “group”) to exceed [4.99/9.99]% of the total number of issued and outstanding Common Shares of the Company following such exercise, or (ii) the combined voting power of the securities of the Company beneficially owned by the Holder and its Affiliates and any other Persons whose beneficial ownership of Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act (such as any other members of a Section 13(d) “group”) to exceed [4.99/9.99]% of the combined voting power of all of the securities of the Company then outstanding following such exercise (the thresholds in clauses (i) and (ii) each representing the “Maximum Percentage”). For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (x) the Company’s most recent Form 40-F, Form 6-K, Form 10-K, Form 10- Q or Form 8-K, as the case may be, filed with the Commission prior to the date hereof, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. Upon the written request of the Holder, the Company shall within two (2) Trading Days confirm in writing or by electronic mail to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage specified not in excess of 19.99% (or, upon the election of the Holder prior to the issuance of the Warrant, 9.99%) as specified in such notice; provided that any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company. For purposes of this Section 10(a), the aggregate number of Common Shares or voting securities beneficially owned by the Holder and its Affiliates and any other Persons whose beneficial ownership of Common Shares or voting securities would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act (such as any other members of a Section 13(d) “group”) shall include the Common Shares issuable upon the exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (x) exercise of the remaining unexercised and non-cancelled portion of this Warrant by the Holder and (y) exercise or conversion of the unexercised, non-converted or non-cancelled portion of any other securities of the Company that do not have voting power (including without limitation any securities of the Company which would entitle the holder thereof to acquire at any time Common Shares, including without limitation any debt, preferred share, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares), is subject to a limitation on conversion or exercise analogous to the limitation contained herein and is beneficially owned by the Holder or any of its Affiliates and other Persons whose beneficial ownership of Common Shares or voting securities would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act (such as any other members of a Section 13(d) “group”). For purposes of clarity, the Warrant Shares issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) of the Exchange Act or Rule 16a-1(a)(1) promulgated under the Exchange Act.

11.	No Fractional Shares. No fractional Warrant Shares will be issued in connection with any exercise of this Warrant. In lieu of any fractional shares that would otherwise be issuable, the number of Warrant Shares to be issued shall be rounded down to the next whole number and the Company shall pay the Holder in cash the fair market value (based on the Closing Sale Price) for any such fractional shares.

12.	Notices. Any and all notices or other communications or deliveries hereunder (including, without limitation, any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (a) the time of transmission, if such notice or communication is delivered via e- mail prior to 5:30 P.M., New York City time, on a Trading Day, so long as the person delivering such notice does not receive an automated message that such e-mail was rejected by the proposed recipient’s server, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via e-mail on a day that is not a Trading Day or later than 5:30 P.M., New York City time, on any Trading Day, so long as the person delivering such notice does not receive an automated message that such e-mail was rejected by the proposed recipient’s server, (c) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service specifying next business day delivery, or (d) upon actual receipt by the Person to whom such notice is required to be given, if by hand delivery. The addresses and e- mail addresses for such communications shall be:

If to the Company:

Attention: Keith Vendola, Chief Financial Officer
NervGen Pharma Corp.
112-970 Burrard Street, Unit 1290
Vancouver, British Columbia V6Z 2R4
Email: [***]

with copies (which shall not constitute notice) to:

Attention: Joseph Garcia, Blake, Cassels & Graydon LLP
1133 Melville Street, Suite 3500

Vancouver, British Columbia V6E 4E5
Email: joseph.garcia@blakes.com

If to the Holder, to its address or e-mail address set forth herein or on the books and records of the Company.

Or, in each of the above instances, to such other address or e-mail address as the recipient party has specified by written notice given to each other party at least five (5) days prior to the effectiveness of such change.

13.	Warrant Agent. The Company shall initially serve as warrant agent under this Warrant. Upon five (5) calendar days’ notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation or amalgamation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register. Notwithstanding anything to the contrary contained herein, if the Company enters into a warrant agency agreement (or similar agreement) with a warrant agent, and any of the terms of such warrant agency agreement conflict with the terms of this Warrant, the terms of this Warrant shall control.

14.	Miscellaneous.

(a)	No Rights as a Shareholder. The Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

(b)	Successors and Assigns. Subject to compliance with applicable securities laws, this Warrant may be assigned by the Holder. This Warrant may not be assigned by the Company without the written consent of the Holder, except to a successor in the event of a Fundamental Transaction. This Warrant shall be binding on and inure to the benefit of the Company and the Holder and their respective successors and assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder, or their successors and assigns.

(c)	Amendment and Waiver. Except as otherwise provided herein and except for the provisions of Section 10(a) and this Section 14(c), which may not be modified or amended, this Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

(d)	Acceptance. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

(e)	Governing Law; Jurisdiction. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PERSON AT THE ADDRESS IN EFFECT FOR NOTICES TO IT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH OF THE COMPANY AND THE HOLDER HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(f)	Headings. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(g)	Severability. In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby, and the Company and the Holder will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

NERVGEN PHARMA CORP.

By:
Name: Adam Rogers
Title: Chair, President and Chief Executive Officer

[Signature Page to Warrant Certificate]

SCHEDULE 1

FORM OF EXERCISE NOTICE

[To be executed by the Holder to purchase Common Shares under the Warrant] Ladies and Gentlemen:

(1)	The undersigned is the Holder of Warrant No. 2026-W[●] (the “Warrant”) issued by NervGen Pharma Corp., a company incorporated and existing under the laws of the Province of British Columbia, Canada (the “Company”). Capitalized terms used herein and not otherwise defined herein have the respective meanings set forth in the Warrant.

(2)	The undersigned hereby exercises its right to purchase Warrant Shares pursuant to the Warrant exercisable for Warrant Shares.

(3)	Payment shall take the form of (check applicable box):

☐            in lawful money of the United States; or

☐            the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in Section 9 of the Warrant, to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure available in limited circumstances provided for in Section 9 of the Warrant.

(4)	Pursuant to this Exercise Notice, the Company shall deliver to the Holder Warrant Shares determined in accordance with the terms of the Warrant. If permissible, the Warrant Shares shall be delivered to the following DWAC Account Number:

(5)	By its delivery of this Exercise Notice, the undersigned represents and warrants to the Company that in giving effect to the exercise evidenced hereby the Holder will not beneficially own in excess of the number of Common Shares (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) permitted to be owned under Section 10(a) of the Warrant to which this notice relates.

Dated:

Name of Holder:

By:

Name:

Title:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)